Mail Stop 0610   April 5, 2007

Mr. Jack W. Callicutt
Senior Vice President and Chief Financial Officer
Corautus Genetics, Inc.
70 Mansell Court, Suite 100
Roswell, Georgia 30076

Re: Corautus Genetics, Inc.
        Preliminary proxy statement filed March 8, 2007
        File No. 0-27264

Dear Mr. Callicutt:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

General

1.   Please tell us if you plan to file a From S-4. If you do not, provide an analysis supporting
        your exemption from registration.

2.   We note your Form 10-K for the year ended December 31, 2006 states that your
        executive compensation information is set forth in your 2007 proxy statement. As this
        information does not appear in this document, please tell us where and when it will be
        filed.

3.   In an appropriate location in your document, please indicate whether proposals 2, 3, and
        4 are dependent on the approval of proposal 1.

"The exchange ratio is not adjustable…" page 20

4.   Please expand the discussion to also indicate there will be no adjustments in the event the
        financial condition of or prospects for VIA decline.

"Some of Corautus' officers and directors have interests in the merger…" page 20

5.   Please expand the discussion to identify the "certain officers and directors" and quantify
        the aggregate interest each individual may have in the merger that may be different from
        the typical investor.

"If the conditions to the merger are not met, the merger may not occur." Page 21

6.   Please revise to identify each of the material conditions to the merger.

"Because VIA's business will constitute the business of the combined company…" page 21

7.   You have referenced "the risks related to the combined company." It is unclear what
        risks you are referring to. If you are referring to the risks discussed on pages 23-37, it is
        unclear what additional information is added by this risk factor. Please either revise the
        risk factor to identify and describe the risks you are referring to or delete the discussion.

"Corautus' business to date has been largely dependent on the success of VEGF-2…." Page 22

8.   Please expand the discussion to quantify the expenses referred to in the last sentence of
        this section. Also, please revise the heading of the risk factor to clarify the risk to the
        company if these expenses are not reduced. For example, have you reserved funds for
        these expenses or is the proposed merger at risk because these potential expenditures may
        reduce the cash balance required for the merger?

"We may not have the staff or infrastructure necessary …" page 23

9.   The difference between this risk and the risk discussed immediately following this
        discussion in "We have substantially reduced our workforce as part of our wind-down of
        operations" is unclear. Please revise both risk factor discussions to clarify the differences
        between the two distinct risks or combine the discussions into one.

"We may be unable to maintain our listing…" page 23

10.   Please revise the discussion to identify the requirements that you currently do not meet.

"The combined company will require substantial additional funding shortly after the consummation of the merger…." Page 24

11.   Please expand the discussion to the extent practicable to quantify the amount of additional funds you may require and when you will need these funds.

"VIA currently relies, and the combined company will continue to rely, on third parties to conduct its clinical trials…" page 28

12.   Please identify the third parties VIA substantially relies upon to conduct its clinical trials. Also, to the extent VIA has any agreements with such parties, please so indicate and describe in the business section the material terms of such agreements.

"The combined company will rely on third parties to manufacture and supply its product candidates." Page 30

13.   Please identify the third parties VIA substantially relies upon for the manufacture of its drug candidates and include a discussion of the material terms of these agreements in the business section.

"The combined company may be subject to costly claims…" page 30

14.   To the extent you are aware of any adverse side effects, please identify them here.

"Because VIA exclusively licensed VIA-2291 from Abbott, any dispute…." Page 33

15.   Please expand the discussion to indicate whether there have been any material disputes in the past or currently, and whether and how they were resolved.

"If the combined company fails to comply with its obligations …," page 34

16.   We note that retention of your exclusive license with Stanford is dependent on meeting certain milestones. Please revise to describe these milestones.

17.   Do any of VIA's other material agreements contain similar provisions? If they do, such agreements should be identified and the provisions should be discussed.

"A significant portion of the combined company's outstanding stock may be sold into the market…," page 39

18.   Please revise to quantify the number of shares that will have rights to require the company to file registration statements.

19.   Please revise to discuss the effect this may have on the combined company's ability to raise additional funds.

Proposal No. 1 – Approval of Issuance of Common Stock in the Merger and Resulting Change of Control

20.   In an appropriate location, provide a discussion of the tax consequences of the transaction.

Background of the merger, page 47

21.   Please revise to describe all alternatives considered and why alternatives to merging with another company were not pursued.

22.   Please expand the discussion to provide additional information concerning the nature and timing of your significant discussions with other possible combination candidates. In addition, please describe how these discussions were initiated and by whom. For example, we note your statement that you identified approximately 100 life sciences companies or technologies as potential candidates and that you had significant discussions with several of them. How did you choose the ones you have discussions with? Did you contact them? Why were some of the other of the 100 companies not considered?

23.   We note you investigated several potential merger candidates before you narrowed the field to VIA and one other company. Please explain why the other companies were eliminated from consideration.

24.   Please expand the discussion to describe the term sheet from the second company you were considering as an alternative to VIA and the reasons the alternative offer was not accepted.

25.   We note that between November 3, 2006 and November 30, 2006 you had numerous discussions with VIA in which you shared documents including budget information, slide presentations. Please revise to provide more detail about the nature of the information exchanged.

26.   As each party provided the other party's financial advisors with projections, the projections should be included in your document. If you have determined that the projections are not material, provide us with an analysis supporting your determination.

27.   Please describe the other strategic options you were evaluating as of December 6, 2006.

28.   In instances where you have stated that legal counsel for either party was present, identify counsel. Similarly, identify the regulatory consultants that were present at your meetings on January 17 and January 18, 2007.

Reasons for the Merger, page 52

29.   Please revise to explain the nature of VIA's business, financial condition, operations and management that were considered to be advantages of the merger.

30.   Similarly, explain management's view of the financial condition, results of operations and business of VIA that were considered to be advantages to the merger.

Opinion of our financial advisor, page 56

31.   The staff notes the limitation on reliance by shareholders in the fairness opinion provided by financial advisor. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisor's engagement letter with the registrant). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

32.   Disclose that the financial advisor has consented to use of the opinion in the document.

33.   Please disclose Morgan Keegan's fee and the portion of the fee that is continent on consummation of the transaction.

34.   On page 57 you state that Morgan Keegan reviewed "certain other information provided to it by Corautus and VIA." Please revise to describe the other information.

35.   Similarly, describe the "other analyses and examinations" performed by Morgan Keegan.

36.   Did the financial advisors perform a liquidation analysis? If they did not, please explain why.

37.   Did the financial advisors perform any analyses that did not support the fairness opinion? If they did, please discuss these analyses.

Peer Group Analysis, page 58

38.   Please revise the discussion accompanying the table on page 59 to explain how Morgan Keegan used this data to determine that the transaction was fair to Corautus' shareholders. It may be helpful to include the market capitalization, net debt, enterprise value, invested capital and EV/Vested Capital for Corautus and the combined company.

Precedent Transaction Analysis, page 59

39.   Please revise the discussion accompanying the table on page 59 to explain how this analysis supports Morgan Keegan's opinion that the transaction is fair to Corautus' shareholders. It may be helpful to disclose VIA's implied enterprise value and explain how this value was used.

Discounted Cash Flow Analysis, page 60

40.   Please quantify the cash flows through 2032 and briefly discuss the assumptions that these cash flows are based on.

41.   Please disclose the discount rate used and identify the members in the peer group.

42.   Please disclose the micro-cap premium and explain how it is used.

43.   Quantify the implied value of the merger target.

Interests of Certain Persons in the Merger, page 69

44.   In the first paragraph under the heading "Ownership Interests; Vesting of Options" you state that as of February 28, 2007 all directors and executive officers of Corautus, together with their affiliates beneficially owned 2.1% of your common stock. However, the table on page 71 indicates that your officers and directors own 24.73% of your voting stock. These statements appear inconsistent. Please explain.

Corautus Management's Discussion and Analysis of Financial Condition and Results of

Contractual Obligations, page 83

45.   Tell us why the company's payment obligations under the May 2005 manufacturing agreement with Boehringer Ingelheim Austria GmbH are not included in the table and revise as appropriate.

Business of VIA, page 84

46.   Please expand the discussion to describe the status of your progress through the FDA review process since August 2005. In addition, please clarify whether any further development of ABT-761 occurred during the period of 1996 and August 2005.

VIA-2291, page 87

47.   Please clarify whether the IND for VIA-2291 was filed under your name or you are using the application filed for ABT-761.

Collaboration Agreement with University of Liverpool, page 89

48.   Please revise to disclose and quantify all payments related to the collaboration agreement with the University of Liverpool, if any. Also, disclose when the agreement terminates.

Executive Officers and Directors of VIA, page 97

49.   Please expand the discussion concerning Mr. Stewart to indicate his position and place of employment during the period of March 2001 to April 2005.

Via Management's Discussion and Analysis of Financial Condition and Results of Operations, page 104

Overview, page 104

Research and Development expenses, page 105

50.   Please provide as much quantitative and qualitative disclosure as possible about the amount of research and development costs, both internal and external, incurred during each period presented and incurred to date on each of your major research and development projects. Please reconcile these amounts to the research and development expense reported on your statements of operations. In addition, discuss the current status, estimated completion dates, and estimated completion costs for your major projects.

Contractual Obligations, page 109

51.   Tell us why excluding the company's payment obligations related to the March 2005 Stanford agreement and to the August 2005 Abbott license agreement from the table was considered appropriate and revise as necessary. These revisions could be based on reasonable estimates.

Critical Accounting Policies, page 110

52.   Please address the material implications of the uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, please expand your disclosures to include the following for each critical accounting policy identified:

- Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
- Specifically address why your accounting estimates or assumptions bear the risk of change.
- Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

Unaudited Pro Forma Condensed Combined Financial Statements, page 112

Unaudited Pro Forma Condensed Combined Statement of Operations, page 114

53.   Refer to Note 2. Please tell us why you believe the $.47 fair value used is consistent with the guidance in EITF 99-12.

54.   Please tell us why adjustment A is being recorded to additional paid in capital.

55.   Refer to adjustment B. It is not appropriate to eliminate the treasury stock of the legal entity, Corautus Genetics, since it will be outstanding after the merger.

56.   Please clarify why in adjustment C you would reclassify common stock and preferred stock to additional paid-in capital.

57.   Please clarify why you are eliminating the 140,981 from additional paid-in capital in adjustment D.

58.   Please explain why adjustment E is being recorded to additional paid-in capital.

59.   Refer to adjustment F. Please tell us why there is no adjustment to deficit accumulated during the development stage for the writeoffs.

60.   Please tell us why the conversion to preferred stock resulted in an adjustment to additional paid-in capital.

61.   Please disclose the effect of the reverse stock split on the calculation of the basic and diluted loss per share and of the pro forma weighted average share outstanding included on the face of these statements and disclose this information elswhere in the filing as appropriate. In addition, please provide pro forma information for the different purchase price scenarios that may occur based on the change in the cash balance and the number of common shares outstanding on the merger date.

Proposal no. 2 - Approval of the amendment to increase the authorized shares of common stock, page 118

62.   Please expand the discussion to state the number of common shares that would be available for issuance subsequent to the reverse stock split and prior to the increase in the number of authorized shares of common stock.

63.   Since it appears the company would have a large number of shares available for issuance after a reverse split without an increase in the number of authorized shares, please expand the discussion to state whether you have any plan, commitment, arrangement, understanding, or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of authorized shares. For example, you indicate you will need additional funds shortly after the merger. Do you know how many shares you may have to sell to raise the necessary funding?

Proposal no. 3 – Approval of the Amendment to Effect a Reverse Stock Split of Our Common Stock, page 120

64.   We note you intend to affect a reverse stock split with a ratio within the 1:5 to 1:20 range. If the reverse split may result in you having less than 300 shareholders, you must comply with Rule 13E-3.

Consolidated Financial Statements, Corautus Genetics Inc.

Notes to Consolidated Financial Statements

4. Notes and Interest Payable, page F-14

65.   Please provide us an analysis of your consideration given to recording a beneficial conversion feature for the senior convertible promissory notes payable and the convertible preferred stock issued to BSC. Refer to EITF 98-5 and 00-27. Clarify the conversion terms of each instrument. Please revise your disclosures to explain any amounts recognized in income related to the extinguishment of this debt and describe your accounting treatment for the extinguishment. Tell us how you considered the convertible feature of the Series E convertible preferred stocks.

VIA Pharmaceuticals Financial Statements

Note 2. Summary significant Accounting Policies, page F-31

Stock-based Compensation, page F-34

66.   Your application of a discount to determine the fair value of the company's common
        stock for equity instruments issued during 2006 is not sufficiently substantiated. Please
        include a discussion of objective and verifiable evidence that substantiates the use of the
        10% discount from the price of Corautus' common stock.

4. Financing Arrangements, pages F-36

67.   Tell us how your consideration of whether the notes had beneficial conversion features
        complied with EITF 98-5 and 00-27.

68.   Disclose your accounting for the extinguishment of the notes and disclose any amounts
        recognized in income as a result of the extinguishments.

                                    * * * * *

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Iboyla Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions concerning comments on the financial statements and related matters. Please John L. Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David Brown, Esq.
    Cathy Birkeland, Esq.